May 12, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Paul Monsour, Norman von Holtzendorff, Timothy Levenberg, Karl Hiller, and Jenifer Gallagher

Re:	Superior Drilling Products, Inc. (previously known as SD Company, Inc.)
Registration Statement on Form S-1
Submitted April 27, 2014
CIK No. 1600422

Ladies and Gentlemen:

On behalf of our client, Superior Drilling Products, Inc. (previously known as SD Company, Inc.) (“Company”), we submit this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in its letter dated May 8, 2014, relating to the above-referenced Registration Statement on Form S-1 which we filed with the Commission effective April 7, 2014 (“Registration Statement”), as amended by the Amendment No. 1 to the Registration Statement which we filed with the Commission effective April 30, 2014. Concurrently with filing this letter, we are filing Amendment No. 3 to the Registration Statement via EDGAR (an exhibits-only filing was made as Amendment No. 2). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as three clean copies of Amendment No. 3 and three marked copies which show all changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1), all page references in this letter correspond to the page of the Amendment No. 3.

The Company respectfully responds to the Staff’s comments as follows:

Amendment No. 1 to Registration Statement on Form S-1 filed on April 30, 2014

Recent Developments, page 11

1.	We note you disclose preliminary financial data for the quarter ended March 31, 2014, including estimates of revenue and EBITDA for both you and HRSI, and indicate similar disclosures are included elsewhere in the prospectus. However, we are unable to locate this information. Please revise as necessary to clarify.

We have removed the phrase “and elsewhere in this prospectus” from the first sentence of the third paragraph of the Recent Developments section on page 11.

2340 130TH AVE NORTHEAST ∙ SUITE D-150 ∙ BELLEVUE, WASHINGTON 98005

TEL: (206) 499-0802 ∙ FAX: (206) 770-6134

WWW.WONGFLEMING.COM

CALIFORNIA ∙ COLORADO ∙ DISTRICT OF COLUMBIA ∙ FLORIDA ∙ GEORGIA ∙ IDAHO ∙ ILLINOIS ∙ INDIANA ∙ MARYLAND
MICHIGAN ∙ NEVADA ∙ NEW JERSEY ∙ NEW YORK ∙ OREGON ∙ PENNSYLVANIA ∙ SPAIN ∙ TEXAS ∙ WASHINGTON

attorneys admitted solely in the jurisdiction where listed office is located, unless otherwise noted.

Securities and Exchange Commission

May 12, 2014

Financial Statements

Superior Drilling Products, et al

Note 5 – Guaranteed Debt Obligation, page F-18

2.	We note that you have disclosure on pages 38 and F-18 concerning uncertainty about recovering the value reported for the Tronco assets, stating "The ultimate amount and timing of a distribution to the Company may vary from this estimate depending on the ultimate proceeds received upon sale of the oil and gas assets." You also have disclosure on page 38 stating that you determined the Meiers and their trusts "...collectively have the capacity to repay any portion of the Tronco Loan that is not repaid through Tronco's sale of its assets."

[a] Given your plans to become a creditor of Tronco in conjunction with your offering, it appears that replacing the phrase "a distribution to the Company" with "any payment from Tronco" or similar language, would more accurately portray your role and this uncertainty. Please revise your disclosures to clarify.

We have replaced this entire section with a cross reference to the new description of the Tronco Loan in “MD&A – Off-Balance Sheet and Contingent Arrangements”, as discussed in our response to Comments 2 and 3, below.

[b] Please also expand your disclosures to include [1] the timeframe for collecting the balance of the Tronco Loan that has not been repaid as of December 31, 2014, through the sale of the Tronco assets, [2] also to clarify the nature, form and extent of reassurance that is being provided by the Meiers and their trusts, regarding their ability and intent to repay the balance of the Tronco Loan.

We have added revised disclosure regarding the Tronco Loan on page 46 of Amendment No. 3, and cross-referenced that section on pages 37 and 75, as follows (numbered to track clauses in above question):

[1] Given current improving real estate or oil and gas market conditions, management expects Tronco’s asset liquidation to be complete, and the proceeds applied to the Tronco Loan, by the end of 2014. However, the Tronco Loan does not mature until December 31, 2015. Upon the earlier of default on the interest-only payments due on the Tronco Loan, or maturity, any deficiency balance will be repaid by the Meiers either (a) under the Meier Guaranties or (b) under the terms of a renewal note negotiated with and approved by our independent directors.

[2] However, regardless of any liquidation of the Tronco Assets, the Meier Guarantees legally obligate the Meiers and their related trusts (“Meier Guarantors”) to repay the entire Tronco Loan. In order to ensure full loan repayment, regardless of the level of Tronco asset liquidation, the Meier Guarantors also have signed and delivered to us:

(a)	a Confirmation of Guarantees, in which the Meiers and their related trusts each:

•	acknowledge the validity of the Meier Guarantees and their enforceability by us upon our purchase of the Tronco Loan,
•	waive all defenses arising under the Meier Guaranties,

Securities and Exchange Commission

May 12, 2014

•	agree that any renewal or other terms approved by our independent board members will be binding upon the Meiers until the Tronco Loan is paid in full, and
•	waive any of their rights to bring a shareholder vote to change any such approval or otherwise change their obligations under the Meier Guaranties, or to replace the independent board members for that purpose.

(b)	Stock Pledges pledging all of the public company shares that will be held by the entities owned by the Meiers, as collateral to secure the Meier Guaranties until the Tronco Loan is paid in full (“Meier Share Pledge”).

•	Under the Meier Stock Pledge, the certificates representing the pledged shares will be delivered by the Company’s transfer agent directly into escrow with Company counsel, until full repayment of the Tronco Loan.

•	If the Tronco Loan is in default on interim payments or for payment in full at maturity, the Company has the right to direct the escrow agent to (a) sell that amount of the pledge shares as is necessary to repay the outstanding balance on the Tronco Loan, and (b) return any unsold pledged shares to their owners. As a result, no litigation against the Meiers would be necessary to obtain repayment in full of the Tronco Loan.

•	The pledged shares will be substantially liquid and tradable in the public market 180 days after the IPO, subject to certain timing requirements and volume limitations under Rule 144 of the Securities Act of 1933, and required periodic black-out periods.

•	At a $6.00 per share price, the mid-point of the per share price shown on the cover of the Prospectus, the pledged shares would currently have a market value of approximately $50 million, and therefore represent more than full repayment of the Tronco Loan, even if no Tronco assets were sold.

The Confirmation of Guarantee and the Stock Pledges are being filed as Exhibits with Amendment No. 3. Based on the value represented by the Meier Share Pledge, we have (a) determined that all amounts under the Tronco Loan are fully recoverable, and (b) therefore recorded the asset value of the Tronco Loan at its full face value in the Pro Forma financial statements.

Finally, in addition to the Meier Guaranties and Stock Pledge, the Meiers each have a fiduciary duty, as corporate board members, to act in the best interests of all of the Company’s shareholders, which would include complying with their contractual obligations under the Meier Guaranties.

3.	[a] We have read the analysis that you submitted in response to prior comment two, regarding your view that Tronco Energy Corporation should not be consolidated as variable interest entity.

Please see the enclosed Accounting Memo for a detailed analysis as to why we have concluded that Tronco should not be consolidated as a variable interest entity with us. In summary, under the two-prong test in FASB ASC 810-10-25-38, we must have both

(a)	the ability to control Tronco’s activities and operations, AND

Securities and Exchange Commission

May 12, 2014

(b)(1)	the ultimate responsibility for absorbing any Tronco’s losses, OR (2) the right to receive Tronco profits.

Since we (1) do not have any ability to direct Tronco’s activities before purchasing the Tronco Loan, or after purchase of the loan except to the to the extent of an arms-length commercial lender, and (2) do not have the ultimate liability for absorbing Tronco’s losses or receiving Tronco’s profits, which right belongs to the Meiers, the need for consolidation fails under both the first and second prongs of the test.

[b] In your analysis you state that "SDC currently intends to collect repayment of the outstanding principal and accrued interest from the proceeds from Tronco’s asset sales...and currently has no intention to foreclose upon Tronco’s collateralized oil and gas assets so long as Tronco is actively making progress in selling its assets." Given that you report the fair value of Tronco assets was $3,866,001 as of December 31, 2013, the basis for your view on recoverability is unclear.

Please see the enclosed Accounting Memo for a detailed discussion of the different accounting treatments regarding recovery applicable under GAAP to (a) SDP’s status as a guarantor of the Tronco Loan before its purchase of the Tronco Loan, vs. (b) our status as the lender under the Tronco Loan after our purchase of the Tronco Loan.

[c] If you now expect that proceeds from selling these assets will be sufficient to recover the loan that you value at $8,261,637, then please expand your disclosure on page 38 to describe the reasons for the recent change in your expectations.

Please see the discussion included in response to Comment #2[b], above. In addition, we have added additional disclosure in Note 8 to the Pro Forma financial statements on page F-36, to clarify the difference in the accounting treatments.

[b] Otherwise, you should expand your disclosure to explain that unless the assets are sold for an amount greater than your estimate of fair value, there will be a deficiency and your only recourse for recovering the balance will be to pursue an action under the guarantee with Meiers and their trusts, while also noting the inherent uncertainty arising from the association as your controlling shareholders.

As discussed in our response to Comment #2, we have added additional disclosure on pages 37 to reflect the terms of the Meiers’ Confirmation of Guaranty and Meier Share Pledge, and have attached those documents as Exhibit to Amendment No. 3. In addition, as discussed in that response, the Meier Confirmation of Guaranty includes their waiver any of their rights to bring a shareholder vote to change any such approval or otherwise change their obligations under the Meier Guaranties.

[c] As for your view on consolidation we would like to better understand how you applied the guidance in FASB ASC 810-10-25-42 through 44, and 25-51 through 54, pertaining to the interests of related parties and implicit variable interests, in deciding you were not most closely associated with Tronco Energy Corporation, and therefore the primary beneficiary. We do not see how the analysis that you provided reflects consideration of these requirements.

Securities and Exchange Commission

May 12, 2014

Please see the enclosed Accounting Memo for our detailed pre- and post-IPO, rule-by-rule analysis under the guidance in FASB ASC 810-10-25-42 through 44, and 25-51 through 54.

[d] Please revise your analysis as necessary to clarify, also to explain your view on significance as it relates to this determination, with details sufficient to understand how your apparent role as the principal guarantor prior to the offering, and principal creditor subsequently, of an amount that appears to exceed the fair value of its assets, is less significant than those interests held by your other related parties.

Please see the enclosed Accounting Memo for a detailed discussion of the different accounting treatments applicable under GAAP to (a) SDP’s expected recovery in its capacity as a guarantor of the Tronco Loan before its purchase of the Tronco Loan, vs. (b) our expected recovery as the lender under the Tronco Loan after our purchase of the Tronco Loan.

[e] Since the loan that you will acquire is secured by the assets of Tronco Energy Corporation, where the fair value of such assets appears to correlate directly with your prospect for recovery, please also clarify the level of significance placed on the guarantees of Meiers and their trusts, and if pertinent to your view, explain how these are properly viewed as activities of the variable interest entity, and therefore properly considered in identifying the primary beneficiary.

Please see the enclosed Accounting Memo for our detailed pre- and post-IPO, rule-by-rule analysis under the guidance in FASB ASC 810-10-25-42 through 44, and 25-51 through 54. Also, please see the enclosed Accounting Memo for a detailed discussion of the different accounting treatments applicable under GAAP to (a) SDP’s expected recovery in its capacity as a guarantor of the Tronco Loan before its purchase of the Tronco Loan, vs. (b) our expected recovery as the lender under the Tronco Loan after our purchase of the Tronco Loan.

4.	Please expand your disclosure to describe the nature of any recourse provisions that would enable you to recover from third parties any amounts paid under the guarantee, including the nature of any assets held by such parties that you may obtain and liquidate, to comply with FASB ASC 460-10-50-4(d) and (e).

We have added the following text to Note 5 of the audited financial statements for FYE 2013 and 2012:

As a guarantor of the Tronco Loan, SDP has a contractual right of recourse against Tronco to recover amounts paid by SDP under its guarantee. SDP does not have any rights of contribution or recourse against the other guarantors or collateral pledgors under its guaranty. However SDP would have a common law right to sue the other guarantors for contribution of an equitable portion of the amounts paid by SDP under its guarantee.

Securities and Exchange Commission

May 12, 2014

Financial Statements

Superior Drilling Products, et. al.

Note 5 – Guaranteed Debt Obligation, page F-18

Pro Forma Combined and Consolidated Financial Statements, page F-31

5.	We note that you revised the disclosure in Note 1 on page F-34 in response to prior comment three to clarify that the fair value of the assets acquired and the sellers note was established by management of the Company, which was based in part on consideration of a third party valuation. It appears you need to similarly revise the narrative preceding the pro forma financial statements on page F-31 where you indicate the allocation of purchase price is based on a third party valuation of the fair value of the assets acquired and liabilities assumed.

We have deleted the fourth paragraph of page F-31 of the Pro Forma Financial statements, because it was redundant with the footnotes disclosure.

6.	We note that in addition to providing a pro forma adjustment to show the distribution of real estate investments to the existing shareholders, you are also reflecting the distribution of notes payable of $1,767,455 as of December 31, 2013. Please also address the adjustment to Long-term debt of ($459,788); if it relates to pro forma adjustment 3, revise the narrative accordingly.

We have added the missing cross reference to Note 3 of the Pro Forma Financial Statements which had been inadvertently omitted.

7.	We note that you have a pro forma adjustment to reflect interest income under the Tronco Loan of $1,102,095, as described in footnote 8 on page F-36. Given that you expect assets to be liquidated during 2014 to repay the loan, it does not appear that you expect to continue recognizing such income in future periods. Unless you are able to demonstrate otherwise, it appears you would need to remove this adjustment to comply with Rule 11-02(b)(6) of Regulation S-X.

We intend to apply the proceeds from the sales of Tronco asset to payment of the interest-only payments accruing on the Tronco Loan until its maturity in December 31, 2015, subject to previous prepayment.  However, due to the uncertainty as to the period of time that the Company will receive interest income on the Tronco Loan, we have deleted the referenced pro forma adjustment from our Pro Forma financial statements, and adjusted the remainder of the pro forma financial statements and the pro forma disclosure in the MD&A, to reflect those changes.

Exhibits

8.	Please obtain and file updated and current auditor consents with your next amendment to the registration statement.

An updated and current auditor consent is being filed as Exhibit 23.2 to Amendment No. 3 to the Registration Statement.

*****

Securities and Exchange Commission

May 12, 2014

As we have discussed with the Staff, in order to go effective before the May 15, 2014 deadline for the financial statements presented in the Registration Statement to be deemed current, it is our present intention to price the offering after the close of trading on Tuesday, May 13, 2014, and to request acceleration of the effectiveness of the offering on Wednesday, May 14, 2014. We would be most appreciative if the Staff were able to provide us with any further comments in time for us to achieve that schedule.

Please direct any questions you may have regarding the Company’s responses in this letter to me at (206) 499-0802 or erivers@wongfleming.com.

Yours,

/s/ Eugenie D. Rivers

Eugenie D. Rivers

cc:	G. Troy Meier, Chief Executive Officer
Annette Meier, President

Exhibit A

PO Box 1656, Vernal, UT 84078 – 435-789-0594

ANALYSIS OF VIE RULES REGARDING TRONCO ENERGY CORPORATION

Definitions:

•	Tronco - Tronco Energy Corporation, an Ohio corporation which is 60% owned by Troy Meier, personally.
•	Tronco Loan – a commercial loan from ACF to Tronco made in 2007.
•	ACF – Third-party lender of the Tronco Loan
•	SDP - Superior Drilling Solutions, LLC (previously known as SDP Drilling Products, LLC), a guarantor of the Tronco Loan along with the Meier Guaranties.
•	Meier Guaranties – Guaranties of the Tronco Loan from Troy and Annette Meier and their related family trusts to ACF made to support the 2009 renewal of the Tronco Loan upon its default under the 2007 loan terms.
•	Company - Superior Drilling Products, Inc. (Reporting Entity and parent company of SDP after the Reorganization).
•	Reorganization – the reorganization of SDP and other related entities into wholly owned subsidiaries of the Company immediately before effectiveness of the Company’s IPO.

Questions:

Assuming that (a) Tronco is a VIE and (b) SDP’s 2009 guarantee of the Tronco Loan caused SDP to hold a “variable interest” in Tronco, is SDP the “primary beneficiary” of Tronco under ASC 810-10-25-38 under the following analysis?

1.	Does SDP hold a “controlling financial interest” in Tronco under ASC 810-10-25-38A, i.e. does it have both of the following characteristics:

a.	The power to direct the activities of Tronco that most significantly impact Tronco’s economic performance?

AND

b.	(i) The obligation to absorb losses of Tronco that could potentially be significant to Tronco OR

(ii) The right to receive benefits from Tronco that could potentially be significant to Tronco?

2.	Do the provisions of FASB ASC 810-10-25-42 through 44, and 25-51 through 54 apply to this analysis, and if so what is the effect of that analysis?

This analysis is made below for each of the following periods: (a) SDP’s 2013 and 2012 historical accounting periods (Pre-IPO), (b) after the Company’s 2014 purchase of the Tronco loan from ACF (Post-IPO).

Facts:

Tronco:

•	Tronco is an Ohio corporation which engages in the exploration and development of oil and gas properties Troy Meier owns approximately 60% of Tronco’s common stock.

Exhibit A

•	In 2007, Tronco obtained loan from ACF, a third-party lender, primarily secured by all of Tronco’s assets (Tronco Loan). After an initial default in 2009, ACF required additional collateral in the form of a guaranty from the Meiers and two of the family trusts (Meier Guaranties), a guaranty from SDP, the pledge of SDP’s ownership interests by two Meier family entities, and a junior lien on real property owned Meier Property Series, LLC (MPS), an entity to be included in Superior Drilling Products, Inc. after the reorganization to occur immediately before an effective IPO.

•	The highest principal balance under the Tronco Loan was approximately $9.3 million, and its principal balance as of December 31, 2013 was approximately $8 million .

•	Troy and Annette Meier took out personal loans against personal rental properties totaling approximately $2 million as of December 31, 2013, the proceeds of which were used to make required payments on the Tronco Loan. In addition, the Meier’s have loaned Tronco an additional $9 million for a total of $11 million in direct personal loans to Tronco.

•	Tronco’s shareholders, through its Board of Directors, have sole control to direct Tronco’s affairs. Troy Meier is a member of the Board of Directors.

SDP:

•	SDP is a Utah limited liability company that remanufactures PDC drill bits.

•	SDP is currently wholly owned by Meier family entities; however, it will become a wholly-owned subsidiary of the Company in the reorganization occurring immediately before the Reporting Entities’ IPO.

•	SDP’s current legal relationship with Tronco is solely as a guarantor of the Tronco Loan.

•	Neither SDP nor the Company, before or after the Company’s purchase of the Tronco Loan, (a) sell or purchase any items to or from Tronco, or (b) have the ability to affect Tronco operations, revenues or expenses through equity ownership, kick-out rights, budget approvals or other methods of indirect control.

•	Neither SDP nor the Company currently participates, or will participate, in any gains or losses incurred by Tronco.

•	SDP’s current involvement with Tronco is limited to its guarantee of the performance of Tronco’s obligations if and when Tronco is in default on the Tronco Loan.

•	The Company intends to purchase the Tronco Loan from ACF from the proceeds of the IPO, and to step into ACF’s position as Tronco’s primary secured lender. At that time, the following facts come into play:

o	After its purchase of the Tronco Loan, the Company’s involvement with Tronco will be limited to its role as Tronco’s primary secured lender.

o	SDP’s guarantee, the pledge of SDP’s ownership interest by its owners, and the junior lien on MPS real property, currently pledged as collateral for the Tronco Loan, will be cancelled by operation of law, because both SDP and MPS will be wholly-owned subsidiaries of the Company as the result of the pre-IPO reorganization.

o	The Meier Guaranties, however, will remain in effect.

Exhibit A

QUESTION 1: Is the Company Tronco’s “primary beneficiary” under the VIE rules?

ANALYSIS: For SDP to be deemed Tronco’s primary beneficiary, SDP would have to hold a “controlling financial interest” in Tronco under ASC 810-10-25-38A, which requires that SDP have both

a.	The power to direct the activities of Tronco that most significantly impact Tronco’s economic performance?

AND

b.	(i) The obligation to absorb losses of Tronco that could potentially be significant to Tronco OR

(ii) The right to receive benefits from Tronco that could potentially be significant to Tronco?

A. Pre-IPO Analysis

1. As solely a loan guarantor, SDP has never had any involvement with or ability to control the operations of Tronco, which is run by its Board of Directors, including Mr. Meier. As a guarantor, SDP has no legal right or obligation to be involved with Tronco beyond performance under its guarantee of the Tronco Loan, and it is party to no other agreement that would confer any such legal rights or obligations. Thus, since the first prong of the two-part test has not been satisfied, SDP was not the “primary beneficiary” of Tronco under ASC 810-10-25-38A during FYE 2012 and 2013, the period covered by the financial statements presented it the Registration Statement.

B. Post-IPO Analysis

1. When the Company purchases the Tronco Loan from ACF, its legal relationship will change from a guarantor to that of Tronco’s primary secured lender. However, even as a lender, the Company will not have any additional right to control or direct Tronco’s affairs or business activity than did ACF when it was the senior secured lender. As a lender and lien holder, the Company will continue to have no involvement with or ability to control the operations of Tronco, which will continue to be run by its Board of Directors, including Mr. Meier.

As a lender and lien holder, the Company’s primary rights with respect to control of Tronco or its assets will be (a) to require Tronco to obtain the Company’s consent to sell any of its assets under the terms of the loan agreement, consistent with the normal requirements regarding the sale of collateralized assets. As a lender and lien holder, the Company will not have the power to require or direct a sale of Tronco’s assets unless the Company forecloses on the Tronco collateral after an event of default, and then only under the terms of the loan documents and applicable foreclosure statutes. Tronco will still be in control of its assets and its Board of Directors can choose to develop or sell them as needed, unless and until the Company, as the then-senior secured lender, elects to foreclose upon those assets under the terms of the loan documents.

Thus, since the first prong of the two-part test has not been satisfied, the Company will not be the “primary beneficiary” of Tronco under ASC 810-10-25-38A after the Company’s purchase of the Tronco Loan.

2. However, to complete the analysis, after the IPO and the Company’s purchase of the Tronco Loan, (a) the Company will have the right to collect the proceeds of the Tronco asset sales for payment against the loan, and (b) the Meiers’ obligation to cover any deficiency after application of the asset sales proceeds will run directly to the Company. Consequently, the Meiers bear both (a) the complete obligation to absorb Tronco losses through their obligations to the Company under their guaranties, and (b) the right to receive benefits from Tronco that could potentially be significant to Tronco through Mr. Meier’s shareholding in Tronco. Thus, the Meiers will continue to be Tronco’s primary beneficiaries, under ASC 810-10-25-38A after the Company’s purchase of the Tronco Loan

QUESTION 2: Application of FASB ASC 810-10-25-42 through 44, and 25-51 through 54

A. Pre-IPO Analysis

Since Tronco, SDP and the Meiers are related parties, additional factors beyond paragraph 38A above need to be considered. ASC 810-10-25-54 requires an evaluation of implicit and explicit variable interests when the reporting entity (SDP) and a VIE (Tronco) are under common control. Furthermore, the paragraph 54 references ASC 810-10-25-44 on determining which related party within a group shall be the primary beneficiary. The following analysis will be used to determine the primary beneficiary of Tronco.

Exhibit A

ASC 810-10-25-44 states, “…The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.	The existence of a principal-agency relationship between parties within the related party group.

ANALYSIS – No principal-agency relationship exists between SDP, Tronco or the Meiers.

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group.

ANALYSIS – The operations of SDP and Tronco are completely segregated. Tronco does not purchase any services or products from SDP and, conversely, SDP does not own any interest in Tronco’s assets or purchase any of Tronco’s services or products. The only relationship between SDP and Tronco is the SDP’s guarantee of the Tronco’s Note.

Tronco’s activities are directed by Troy Meier. He directly controls approval of all of Tronco’s agreements, drilling projects, acquisitions and sales as Tronco’s president and member of Tronco’s Board of Directors, and indirectly as Tronco’s majority owner. Outside of guaranties of the Tronco Loan, Mr. Meier and Ms. Meier have provided loans to Tronco personally or through other entities controlled by them (excluding SDP) totaling approximately $11 million. The funding has been used to implement drilling programs and acquisitions directed by Mr. Meier in his capacity as Tronco’s president. As such, the related party with the most direct and significant relationship to Tronco appears to be the Meiers.

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE.

ANALYSIS – Total debt and equity funding to Tronco approximates $19 million. Of this amount, the Tronco Loan represents approximately $8.3 million. The remainder has been provided by the Meiers and minority shareholders.

In the event of positive economic performance by Tronco, pre-IPO SDP benefits via a reduction of the likelihood that performance would be required under its guarantee. The Meiers also share the same benefit since they have provided an identical guarantee. The difference between Meiers and SDP resides when the positive economic performance exceeds the principal balance of the Tronco Loan. The Meiers will benefit up to the point of recouping their notes totaling approximately $11 million. Afterwards, they will share in benefit in accordance with their controlling equity interest. SDP has no positive economic benefits beyond cancellation of its guarantee of repayment of the Tronco Loan.

In the event of negative economic performance by Tronco, pre-IPO SDP will be subject to variability as required under the Tronco Loan guarantee up to the maximum loan amount of approximately $6.8 million. The Meiers also share the same variability since they and certain of their family trusts have provided identical guarantees (“Meier Guaranties”). In addition, the Meiers have pledged other assets as collateral such as real estate directly owned by Meier Property Series, LLC and a pledge of SDP’s ownership interests. Any sale of these other pledged assets to satisfy the default would represent a loss incurred by the Meiers rather than SDP. Therefore, the Meier guarantees and other pledged assets represent the primary expected source to absorb losses. SDP’s guarantee would be secondary to these commitments. In the situation of negative economic performance in excess of current liabilities such as an environmental liability or other unknown liability, SDP will not be liable for any additional funding. The Meiers will absorb all additional variability of Tronco beyond the Tronco Loan.

d.	The design of the VIE

ANALYSIS – Tronco was formed by Mr. Meier for the purpose of owning oil and gas properties.

Based on this analysis, the Meiers appear to be the primary beneficiary within the related party group. They are the most directly involved in the operations of Tronco and maintain the largest economic exposure in the event of success or failure by Tronco.

Exhibit A

B. Post-IPO Analysis

After purchasing the Tronco Loan from ACF, the Company’s ability to affect Tronco’s affairs will be limited to that of a typical lender-borrower relationship under the terms of the loan documents. The Company will not gain any ownership or voting interest, budget approval rights, or other indirect control of Tronco. The Company currently intends to collect repayment of the outstanding principal and accrued interest from the proceeds from Tronco’s asset sales (See additional analysis of post-IPO presentation of the Tronco Loan below). The Tronco Loan has a generous interest rate and the Company intends to benefit from the ongoing interest income the note can earn the Company. The Tronco Loan is currently not in default and still has three six month extension options that can extend the due date of the note through December 31, 2015. The Company currently has no intention to foreclose upon Tronco’s collateralized oil and gas assets so long as the note is not in default and Tronco is actively making progress in selling its assets.

If there is a deficiency balance after Tronco sells all of their oil and gas assets, the Company would have the following options available:

•	Call upon the Meier Guaranties to satisfy that deficiency balance, or

•	Negotiate a repayment program with Tronco and/or the Meiers, conducted by committee of the Company’s independent board members.

In either event, the Company expects that the Tronco Loan will be fully repaid by either Tronco or under the Meier Guaranties, and does not expect to absorb any losses with respect to the Tronco Loan. The above plan has been communicated to and reviewed by the Company’s current Board of Directors and by its three independent director nominees who will become full board members upon the effectiveness of the IPO.

Conversely, the Company will not participate in any benefit if Tronco’s oil and gas properties are sold for at a profit over repayment of the Tronco Loan. Any such benefit would accrue to Tronco and/or to the Meiers personally to the extent of guarantee payments or other loans that they have made on Tronco’s behalf, followed by the equity owners.

Based on these factors, we have concluded that (a) the Company lacks the requisite control of Tronco and will not participate in the obligations or benefits of Tronco, and (b) the Meiers will remain Tronco’s primary beneficiaries.

Tronco Note Presentation Post-IPO

The Company intends to purchase the Tronco Loan for $8.2 million which equates to the outstanding principal and accrued interest. The Company will not receive or pay any fees associated with its purchase of the Tronco Loan. The Company plans to record the Tronco Loan as an $8.2 million note receivable. In accordance with ASC 310 - Receivables, management has the intent and ability to hold the note until maturity. The interest rate represents a market rate previously negotiated between ACF and Tronco on January 1, 2014 resulting in no discounts or premiums.

The Tronco Loan does not appear to have deteriorated credit quality necessitating a lower of cost or fair value adjustment upon acquisition. The value of the Tronco assets and the Meier guarantees represent sufficient collateral upon acquisition.

Tronco is currently actively marketing its property and negotiating with potential buyers. A recent acquisition by Devon Energy in the Utica Shale was noted at $12,000 per acre. While differences may exist between Devon’s acreage and Tronco’s acreage, even at a 50% discount to the Devon acquisition ($6,000/acre) it is theoretically possible, although not expected by management, that sale of its properties could result in the full recovery of the Tronco Note principal. In addition, Tronco has producing properties in Ohio available to sell. In March 2014, Tronco signed a letter of intent to sell certain of its properties for $800,000. The sale did not close because Tronco has received subsequent informal offers for higher consideration and is currently evaluating other transactions.

Exhibit A

Given the current market, Company management projects that Tronco will have sold all of its properties and applied the proceeds to the Tronco Loan by the end of 2014. Consequently, the Company currently has no expectation that it will foreclose on Tronco’s collateralized assets due to its default under the Tronco Loan, however it may elect to do so if the collateral has not been liquidated, and there is no sale transaction pending, by that time.

In addition, the Meiers have signed and delivered to the Company a Confirmation of Guaranty in which they (a) affirm their obligations under their guaranties of Tronco loan after its purchase by the Company, (b) waive any defenses under those guaranties, (c) agree that any terms they may request for payment of the deficiency balance will be negotiated with the Company’s independent directors, and (d) that approval of any repayment terms by the Company’s independent directors will be final and binding, and not subject to change through a shareholder vote.

Finally, the Meiers have provided the Company with stock pledges in which Company’s majority shareholders, Meier Management Company, LLC and Meier Family Holding Company, LLC, pledge all of the shares of our common stock to be held by those entities (“Meier Stock Pledge”), as collateral for the Meier Guaranties until full repayment of Tronco Loan. Under the Meier Stock Pledge, the certificates representing the pledged shares will be delivered by the Company’s transfer agent directly into escrow with Company counsel, until full repayment of the Tronco Loan. If the Tronco Loan is in default on interim payments or for payment in full at maturity, the Company has the right to direct the escrow agent to (a) sell that amount of the pledge shares as is necessary to repay the outstanding balance on the Tronco Loan, and (b) return any unsold pledged shares to their owners. As a result, no litigation against the Meiers would be necessary to obtain repayment in full of the Tronco Loan. The pledged shares will be substantially liquid and tradable in the public market 180 days after the IPO, subject to certain timing requirements and volume limitations under Rule 144 of the Securities Act of 1933, and required periodic black-out periods. At a $6.00 per share price, the mid-point of the per share price shown on the cover of the Prospectus, the pledged shares would currently have a market value of approximately $50 million, and therefore represent more than full repayment of the Tronco Loan, even if no Tronco assets were sold.

Based on these available resources, the Company believes the Tronco Loan will be paid in full through a combination of sales of Tronco’s assets and application of the proceeds to the Tronco Loan, and (b) repayment of any deficiency balance under the Meier Guaranties either upon determination of the deficiency balance or under the terms of a renewal note negotiated with the Company’s independent directors.

Reconciliation of Pre-IPO and Post-IPO presentations

The presentation of the Tronco Loan significantly changes after completion of the IPO. As described above, this change is due to Superior changing from a debt guarantor to a lender. The applicable accounting guidance evaluated above changes from ASC 460, Guarantees, to ASC 310, Receivables. The guarantee was recorded at the estimated amount of probable loss to be paid in the event of performance under the guarantee. Based on the varying amounts of collateral and guarantees by the Meiers and Superior, amount was conservatively estimated at the outstanding balance less the estimated fair value of the primary collateral, oil and gas properties.

After the IPO, the Tronco Loan is recorded at the expected net realizable cash flow. As described above, the resolution of the Tronco Loan is much clearer after the IPO. The loan will be repaid with Tronco’s oil and gas properties or cash payment provided by the Meiers. Superior has evaluated these two sources of repayment and determined the risk of loss under the Tronco Loan is remote. In 2014, the fair value of the oil and gas properties is improving consistent with the Utica Shale market activity. In addition, the liquidity of the Meiers is greatly improved as a result of the IPO. They will receive 8.8 million shares in the public company. Assuming the mid-point of $6.00 per share, this equates to $52.9 million in asset value. Assuming the worst case scenario, the entire Tronco Loan of $8.2 million represents 15.5% of their shares in the public company. As such, the Company has determined the net realizable cash flows after the IPO equals the total outstanding balance under the Tronco Loan of $8.2 million.

In regards to the changes in the analysis of the primary beneficiary, the Company’s ability to control Tronco will be limited to the typical lender-borrower relationship under the terms of the loan documents. Furthermore, the variability absorbed by the Company will be limited to the Tronco Loan balance while the variability absorbed by the Meiers will increase. They will be the sole guarantor and sole owner of all collateral pledged under the Tronco Note. As such, the conclusion that the Meiers are the primary beneficiary becomes even stronger after the IPO.